

Mail Stop 3561

June 25, 2018

<u>Via E-mail</u>
Iehab J. Hawatmeh
Chief Executive Officer
CirTran Corporation
4125 South 6000 West
West Valley City, Utah 84128

        Re: **CirTran Corporation**
                    Amendment No. 1 to Form 10-12G
                    Filed June 18, 2018
                    File No. 000-49654

Dear Mr. Hawatmeh:

     We have reviewed your June 18, 2018 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 4, 2018 letter.

<u>Item 7. Certain Relationships and Related Transactions, page 22</u>

1. Please update the disclosure in this section as of the most recent financial statements. For instance, we note you have not updated the related party debt information.

You may contact Brian McAllister at (202) 551-3341 or Angela Lumley at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) E. Alper at (202) 551-3329 or Pam Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director
Office of Beverages, Apparel and Mining

cc: James R. Kruse, Esq.
    Michael Best & Friedrich, LLP